Form 6-K

02035836

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of May 2002

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SEC MAIL PROCESSING RECEIVED
MAY 17 2002
WASH. D.C. 164 SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: May 15, 2002

(Translation)

May 15, 2002

To whom it may concern:

Name of Company listed:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
	(Code number: 6971)
Person for inquiry:	Hideki Ishida
	Managing Director

Re: Revision of the Notice of Acquisition of its own Stock by the Company

This is to advise you that the Company, at a meeting of its Board of Directors held on May 15, 2002, has determined to revise the "Acquisition of its own Stock by the Company" which was announced on April 26, 2002 and to submit a proposal of "Acquisition by the Company of its Stock" which was revised today pursuant to Article 210 of the Commercial Code to the General Meeting of Shareholders of the Company to be held on June 26, 2002.

Revised release on May 15, 2002

1. Purpose of acquisition

To implement flexible capital policies in accordance with the business environment including the stock option plans

2. Stock of the Company to be acquired by the Company

(1) Type of stock to be purchased
Common stock of the Company

(2) Aggregate number of shares to be purchased
Up to 5,000,000 shares (2.63 % of the issued and outstanding shares of the Company)

(3) Aggregate purchase price of the stock
Up to JPY50.0 billion

Reference:

Former release on April 26, 2002

1. Purpose of acquisition

   To establish a stock option plan etc.

2. Stock of the Company to be acquired by the Company

(1) Type of stock to be purchased

   Common stock of the Company

(2) Aggregate number of shares to be purchased

   Up to 150,000 shares (0.08 % of the issued and outstanding shares of the Company)

(3) Aggregate purchase price of the stock

   Up to JPY3.0 billion